04036436

RECEIVED
2004 AUG 23 A 11:55
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

The Secretary
National Stock Exchange
of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

SUPPL

Dear Sirs,

Disclosure of shareholding in terms of Regulation 8(3) of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997

Name of the Target Company (Reporting Company):	**ITC Limited**	PROCESSED
Date of reporting :	**30th July, 2004#**	AUG 23 2004 THOMSON FINANCIAL
Name of Stock Exchanges where shares of reporting company are listed. **KOLKATA, MUMBAI AND NATIONAL STOCK EXCHANGE.**		

(I) Information about persons holding more than 15% shares or voting rights						
Names of persons holding more than 15% shares or voting rights	Details of Shareholding / Voting rights (in Number and %) of persons mentioned at (I) as informed u/r 8(1) to target company					
Names	As on March 31, 2004 (Current year)	As on March 31, 2003 (Previous year)	Changes, if any, between (A) & (B)	As on 30th July, 2004#, in respect of dividend for the financial year ended 31st March, 2004	As on 25th July, 2003#, in respect of dividend for the financial year ended 31st March, 2003	Changes, if any, between (D) & (E)
	(A)	(B)	(C)	(D)	(E)	(F)
Tobacco Manufacturers (India) Ltd.	6,61,85,496 (26.73%)*	6,61,85,496 (26.74%)	NIL (0.01)*	6,61,85,496 (26.73%)*	6,61,85,496 (26.74%)*	NIL (0.01)*
TOTAL (I)	**6,61,85,496 (26.73%)***	**6,61,85,496 (26.74%)**	**NIL (0.01)***	**6,61,85,496 (26.73%)***	**6,61,85,496 (26.74%)***	**NIL (0.01)***

ITC Limited

(II) **Information about promoter(s) or every person having control over a company and also persons acting in concert with him**						
Name of promoter(s) / person(s) having control / persons acting in concert.	Shareholding / Voting rights (in Number and %) of persons mentioned at (II) as informed to target company under regulation 8(2)					
Names	NOT APPLICABLE					
	As on March 31, 2004 (Current year)	As on March 31, 2003 (Previous year)	Changes, if any, between (A) & (B)	As on 30th July, 2004#, in respect of dividend for the financial year ended 31st March, 2004	As on 25th July, 2003#, in respect of dividend for the financial year ended 31st March, 2003	Changes, if any, between (D) & (E)
	(A)	(B)	(C)	(D)	(E)	(F)
N.A.	-	-	-	-	-	-
TOTAL (II)	**NIL**	**NIL**	**NIL**	**NIL**	**NIL**	**NIL**
GRAND TOTAL (I+II)	**6,61,85,496 (26.73%)***	**6,61,85,496 (26.74%)**	**NIL (0.01)***	**6,61,85,496 (26.73%)***	**6,61,85,496 (26.74%)***	**NIL (0.01)***

Being the last date of Book Closure for the purpose of Dividend.

* Consequent to issue and allotment of 1,66,965 Ordinary Shares of Rs.10/- each under the Company's Employee Stock Option Scheme, the shareholding of Tobacco Manufacturers (India) Ltd. (TMI), in % terms, has come down to 26.73% (from 26.74%), although there has not been any change in the number of shares held by TMI.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

Place : Kolkata
Date : 18th August, 2004

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg